Edgar Correspondence

1(714) 668-6210

johndellagrotta@paulhastings.com

April 10, 2014

Mr. John M. Ganley

Senior Counsel

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company

Reliance Letter—A/B Exchange

Dear Mr. Ganley and Mr. Bartz:

Kayne Anderson MLP Investment Company (the “Company”) (NYSE:KYN), a closed-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”) today filed with the U.S. Securities and Exchange Commission (the “SEC”) an exchange offer registration statement on Form N-14 under the Securities Act of 1933 (the “1933 Act”) to facilitate an exchange of up to $75 million aggregate principal amount of its currently outstanding senior notes, which were privately offered and sold without registration under the 1933 Act, for a like principal amount of its senior notes that have been registered under the 1933 Act. The terms of the new senior notes will be substantially identical to the terms of the outstanding senior notes in all material respects, except that the new senior notes will be registered under the 1933 Act and the transfer restrictions and registration rights provisions applicable to the outstanding senior notes will not apply to the new senior notes. These exchanges are sometimes referred to as “A/B Exchanges” after a series of no-action letters published by the staff (the “Staff”) of the SEC.

Background

On August 22, 2013, the Company completed a private offering of $175 million aggregate principal amount of its Series HH Floating Rate Senior Notes which bear interest at a floating rate per annum equal to 3-month LIBOR plus 1.25% and reset quarterly, due August 19, 2016 (the “Initial HH Notes”). As part of that offering, the Company entered into a registration rights agreement with an initial purchaser of the Initial HH Notes in which the Company agreed, among other things, to commence and complete an offer to exchange Initial HH Notes that were registered under the 1933 Act (the “Initial New Notes”), for any and all of the Company’s then outstanding unregistered Initial HH Notes (the “Initial Old Notes”) (the “Initial Exchange Offer”). The terms of the Initial New Notes were identical in all material respects to those of the Initial Old Notes, except that the transfer restrictions and registration rights applicable to the Initial Old Notes did not apply to the Initial New Notes. On November 6, 2013, the Company filed its Registration Statement on Form N-14 with the SEC (File Nos. 333-192144 and 811-21593). The Company launched the Initial Exchange Offer on December 12, 2013 and successfully closed it 20 business days later.

On February 7, 2014, the Company issued an additional $75 million aggregate principal amount of its Series HH Floating Rate Senior Notes which bear interest at a floating rate per annum equal to 3-month LIBOR plus 1.25% (the “Follow-on Notes”) and priced to yield an effective interest rate of LIBOR plus 1.15% and reset quarterly (the “Follow-on Offering”). The Follow-on Notes are an additional issuance of the Initial HH Notes, are issued pursuant to the same indenture and are part of the same series. In connection with the Follow-on Offering, we entered into a registration rights agreement (the “Registration

Mr. John M. Ganley

Mr. Edward P. Bartz

Rights Agreement”) with an initial purchaser of the Follow-on Notes in which the Company agreed, among other things, to file with the SEC (i) an exchange offer registration statement and (ii) a shelf registration statement for resales of the Follow-on Notes for those holders of Follow-on Notes who could not participate in the exchange offer registration statement.

Proposed Course of Action

Consistent with the terms of the Registration Rights Agreement, the Company is following the same course of action which it pursued in connection with the Initial Exchange Offer, namely:

•	File an exchange offer registration statement on Form N-14 containing an offer to exchange the outstanding Follow-on Notes (the “Old Follow-on Notes”) for Follow-on Notes with identical terms except that they will be registered under the 1933 Act and the transfer restrictions and registration rights applicable to the Old Follow-on Notes will not apply (the “New Follow-on Notes”);

•	We have again chosen to use the Form N-14 Registration Statement under the 1933 Act because (i) we believe it is the most comparable form to the Form S-4 Registration Statement, the 1933 Act Registration Form used for most A/B exchanges for 1934 Act companies; (ii) Instruction A.3 of Form N-14 states that it covers “an exchange offer for securities of the issuer or another person; and (iii) we used it for our most recent A/B exchange reviewed by the Staff (we thought it would be most familiar for the Company in terms of its preparation and for the Staff in terms of its review);

•	Comply with the existing SEC Staff interpretations set forth below in several no-action letters issued to third parties relating to the A/B exchanges[1] and illustrated in numerous precedents filed with the SEC.[2] ; and

•	Provide resale rights under a new or existing shelf registration statement to those holders of Follow-on Notes who are not able to participate in the exchange offer.

[1]	Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993).
[2]	Among numerous precedents, the following three are cited for the Staff’s consideration: Capital One Financial Corp., filed on August 8, 2013 on Form S-4; Discover Financial Services, filed on January 25, 2013 on Form S-4; and Energizer Holdings, Inc., filed on December 15, 2011 on Form S-4.

Mr. John M. Ganley

Mr. Edward P. Bartz

Current Staff Interpretations Relating to the A/B Exchange/Resales of the New Notes

Based on existing interpretations of the 1933 Act by the Staff set forth in several no-action letters noted above we believe that:

•	The New Follow-on Notes issued in the exchange offer for the Old Follow-on Notes may be offered for resale, resold or otherwise transferred by holders of the New Follow-on Notes without compliance with the registration and prospectus delivery provisions of the 1933 Act, if: (i) the New Follow-on Notes are acquired in the ordinary course of the holder’s business; (ii) the holders have no arrangement or understanding with any person to participate in the distribution of the New Notes; and (iii) the holders are not “affiliates” of the Company within the meaning of Rule 405 under the 1933 Act;

•	Any holder who is an affiliate of the Company or who intends to participates in the exchange offer for the purpose of distributing New Follow-on Notes or any broker-dealer who purchased Old Follow-on Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the 1933 Act: (i) may not rely on the applicable interpretations of the Staff of the SEC noted above; (ii) will not be permitted or entitled to tender the Old Follow-on Notes in the exchange offer; and (iii) must comply with the registration and prospectus delivery requirements of the 1933 Act in connection with any resale transaction; and

•	Every broker-dealer that receives New Follow-on Notes for its own account in exchange for Old Follow-on Notes as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the New Follow-on Notes.[3] The letter of transmittal accompanying the exchange offer will state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the 1933 Act.

If you have any questions or comments regarding this submission, please call the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta
PAUL HASTINGS LLP

cc:	Kevin S. McCarthy, Kayne Anderson

David S. Shladovsky, Esq., Kayne Anderson

James C. Baker, Kayne Anderson

Terry A. Hart, Kayne Anderson

David A. Hearth, Esq., Paul Hastings

[3]	The Company has agreed that, for 180 days after the exchange offer registration statement is declared effective, it will make the prospectus, as supplemented, available to any broker-dealer for use in connection with such resale.